BUTZEL LONG, a professional corporation
380 Madison Avenue,
New York, NY 10017

Tel: (212) 818-1110
FAX: (212) 818-0494
e-mail: barrett@butzel.com

July 2, 2010

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Aquila Rocky Mountain Equity Fund
                  File Nos. 33-72212 and 811-8168

Dear Sirs:

On behalf of Aquila Rocky Mountain Equity Fund we enclose for filing with the Commission, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, a form of preliminary proxy statement and form of proxy for an annual and a special meeting of shareholders to be held about October 1, 2010.

The staff is advised that the annual meeting covers only routine election of Trustees. The special meeting covers four proposals. The purpose is described under the caption “Background and Reasons for Special Meeting Proposals Nos. 1, 2, 3 and 4.” Essentially, the proposals seek shareholder approval to change the nature of the Fund by broadening the types of equity investments it can make, to change the advisory arrangements to lower overall fees and allow delegation of investment advisory services to a sub-adviser and finally to increase payments with respect to Class A Shares under the Fund’s Distribution Plan.

If the proposals are approved by the shareholders, the Fund’s name would also be changed.

Please address any comments to me or my partner, Robert I. Jones, at the above telephone number and address.

Very truly yours,

/s/ William L. D. Barrett
William L. D. Barrett